Exhibit 107
CALCULATION OF FILING FEE TABLE
Form S-3
(Form Type)
OneMain Holdings, Inc.
OneMain Finance Corporation
(Exact Name of Registrant as Specified in its Charter)
Table 1 – Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered(1)(2)	Proposed Maximum Offering Price Per Unit(1)(2)	Maximum Aggregate Offering Price(1)(2)	Fee Rate(2)	Amount of Registration Fee(2)
OneMain Holdings, Inc.
Equity	Common Stock, par value $0.01 per share	457(r)
Equity	Preferred Stock, par value $0.01 per share	457(r)
Equity	Depositary Shares(3)	457(r)
Debt	Debt Securities	457(r)
Other	Warrants	457(r)
Other	Stock Purchase Contracts	457(r)
Other	Stock Purchase Units	457(r)
Other	Guarantees(4)	457(r)
OneMain Finance Corporation
Debt	Debt Securities	457(r)
Other	Guarantees(4)	457(r)
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(1)Omitted pursuant to Form S-3 Instructions to the Calculation of Filing Fee Tables and Related Disclosure 2(A)(iii)(c).
(2)An indeterminate aggregate initial offering price, principal amount or number of the securities of each identified class is being registered as may from time to time be issued at indeterminate prices or upon conversion, exchange or exercise of securities registered hereunder to the extent any such securities are, by their terms, convertible into, or exchangeable or exercisable for, such securities. Securities registered hereunder may be sold either separately or as units comprised of more than one type of security registered hereunder. Separate consideration may or may not be received for securities that are issuable on exercise, conversion or exchange of other securities or that are issued in units. In accordance with Rule 456(b) and Rule 457(r), the registrant is deferring payment of all of the registration fees and will pay any applicable registration fees on a “pay as you go” basis. The registrant will calculate the registration fee applicable to an offer of securities hereunder based on the fee payment rate in effect on the date of such fee payment.
(3)Each depositary share will be issued under a deposit agreement and will be evidenced by a depositary receipt. In the event OneMain Holdings, Inc. or selling stockholders elect to offer to the public fractional interests in shares of the preferred stock registered hereunder, depositary receipts will be distributed to those persons purchasing such fractional interests, and shares of preferred stock will be issued to the depositary under the deposit agreement. No separate consideration will be received for the depositary shares.
(4)If OneMain Finance Corporation issues debt securities, OneMain Holdings, Inc. may be a guarantor thereof, and if OneMain Holdings, Inc. issues debt securities, OneMain Finance Corporation may be a guarantor thereof. In either case, no separate consideration will be paid in respect of the guarantees. Pursuant to Rule 457(n) of the Securities Act, no separate fee will be payable with respect to the guarantees of the debt securities.